SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of November, 2002

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-




Thursday 14 November 2002

PRUDENTIAL AGREES SALE OF ITS GERMAN LIFE BUSINESS TO CANADA LIFE

Prudential plc has agreed the sale of its German life insurance business to Canada Life Financial Corporation for a total consideration of EUR129 million (eq. GBP82 million).

Prudential's German business consists of a marketing and distribution operation that specialises in selling unit-linked products through the intermediary channel. Policies are underwritten through a Dublin-based life insurance company.

The transaction involves:


  - The sale of the German-based sales and marketing company SALI Management Services Ltd (SAMS).

  - The transfer to Canada Life Assurance (Europe) Ltd of the German portfolio of approximately 115,000 life insurance contracts sold almost exclusively under the Scottish Amicable Life International (SALI) brand and underwritten by Prudential International Assurance (PIA) in Dublin.

  - All 167 members of SAMS staff in Germany will transfer to Canada Life. In addition, 65 staff of Prudential Europe Management Services Limited (PEMS) in Ireland who work on business relating to the German life operation will transfer to Canada Life in Dublin.

The transaction is expected to become effective on 1 January 2003 and requires approval from the Irish High Court for the transfer of the portfolio as well as other relevant regulatory clearances. Court approval is anticipated by the end of April 2003.

Commenting on the transaction, Mark Wood, Chief Executive of Prudential UK & Europe, said: "Canada Life is a natural purchaser for our German business and we believe that this transaction is an excellent outcome for employees, customers and shareholders.

"We will continue to run our existing operations in France for value; in particular, we will continue to pursue new distribution opportunities in France to sell our successful Prudential Europe Vie equity-backed life insurance product".

The sale follows the review by Prudential of the opportunities for its Prudential-branded businesses in continental Europe, details of which were announced at the Group's Interim Results in July 2002 (see Notes to Editors).

The sale proceeds, after repayment of financial reinsurance balances outstanding of approximately EUR70 million, will be used for general corporate purposes as part of the ongoing development of Prudential Group.

The sale does not affect either M&G's or Egg's existing operations in Europe, both of which are well positioned to capitalise on the growth prospects in their chosen markets.

                                     -ENDS-

ENQUIRIES TO:-

Media:                                          Investors and Analysts:

Prudential UK & Europe                          Rebecca Burrows/Laura Presland
James Murray/Darragh Leeson                     020 7548 3537/3511
020 7150 2654/2600
                                                David Doyle
Prudential Group                                020 7548 3753
Steve Colton/Clare Staley
020 7548 3721/3719

NOTES TO EDITORS:

1. Prudential's international life assurance business in Germany was launched in 1995 under the Scottish Amicable brand and specialises in unit-linked products sold via intermediaries. As at 30 September 2002, it had around 115,000 policies in force. It comprises a sales and marketing company called SALI Management Services Ltd (SAMS) which distributes the life products of the Dublin Life Company, Prudential International Assurance plc (PIA), under Freedom of Services provisions.

SAMS markets products underwritten by PIA under the SALI brand and sold via independent intermediaries or equivalents. Two products are sold under the Prudential brand: Dachfonds, mutual funds product distributed by DWS, a subsidiary of Deutsche Bank; and Pru Generation, a unitised with-profits product.

Most supporting activities in respect of the German business underwritten by PIA are carried out by Prudential's Dublin-based third party administration (TPA) company, Prudential Europe Management Services Ltd (PEMS).

The transaction also includes the sale of Signal lduna Prudential International Assurance (SIP). SIP was formed in 1999 as a joint venture with Signal Iduna, a leading German life and health assurer, to sell a unit-linked Long Term Care Bond. Prudential acquired Signal Iduna's 50 per cent stake in SIP in October 2002.

2. As part of the transaction, 65 PEMS employees who are engaged in the support of the German life business, will transfer to Canada Life Europe. 307 Dublin-based Prudential employees will continue to service Prudential International's offshore business and Prudential Europe's ongoing operations in France as well as providing a TPA service to St James Place International. In Germany, the entire SAMS staff, 167 in total, will transfer to Canada Life Europe.

3. At its Interim Results in July, Prudential announced the conclusions of a review of its Prudential-branded businesses in continental Europe. In summary, these conclusions were that an organic strategy would at present be too slow and expensive to create value and acquisitions would be necessary to give the Group scale. It was also clear that the returns achievable would be too low to justify any significant investment of capital and that there is little opportunity for short to medium-term growth. It was decided, therefore, to run Prudential's existing operations in continental Europe for value but not push for growth.

This decision does not affect either M&G or Egg's existing operations in Europe, both of which are well positioned to capitalise on the growth prospects in their chosen markets.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 15 November 2002

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Steve Colton

                                              Steve Colton
                                              Group Head of Media Relations